Exhibit 99.1

BC Court approves Catalyst Paper reorganization plan

RICHMOND, BC, June 28, 2012 /CNW/ - Catalyst Paper Corporation received approval today for its reorganization plan from the Supreme Court of British Columbia. The company's second amended plan under the Companies' Creditors Arrangement Act (the Amended Plan) received 99 per cent support from creditors at meetings held earlier this week.

Court approval of the reorganization plan comes only five months following Catalyst Paper's entry into creditor protection on January 31, 2012. A confirmation hearing under the Chapter 15 process of the United States Bankruptcy Court for the District of Delaware (the US Court) is expected to occur in mid-July. Approval from both courts is required before the company can complete its reorganization.

"Today's court order is a major milestone in our drive to emerge from creditor protection efficiently and quickly," said President and Chief Executive Officer Kevin J. Clarke. "We said from the outset that our objective was to put our company on stronger financial footing for the future and we are proceeding at a rapid pace to do just that. We're in discussion now with lenders to secure the necessary exit financing and expect to complete the reorganization process in the near term."

The Court also authorized and directed Catalyst to take all actions necessary to implement the Amended Plan and Catalyst is working towards implementation.  Implementation of the Amended Plan is subject to a number of conditions, including the company obtaining an order of the US Court recognizing that the Sanction Order is in full force and effect in the United States and that Catalyst Paper shall have entered into agreements with respect to a new ABL Facility and, if necessary, Exit Facility, satisfactory to the Majority Initial Supporting Noteholders, in consultation with the Initial Supporting Unsecured Noteholders. The conditions are set out in the Amended Plan and in the Circular. Please see below for information as to how to obtain a copy of these documents. Under the Amended Plan, each of the conditions must be satisfied within 45 days unless such condition is waived or the date for fulfillment is extended in accordance with the provisions of the Amended Plan.

Further Information and Monitor Contact Information

For more information please refer to Catalyst Paper's management proxy circular dated March 23, 2012 (the Circular) available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and Catalyst Paper's web page (www.catalystpaper.com). Terms used in this news release that are defined in the Circular have corresponding meanings.

A copy of the Amended Plan as well as additional information concerning the Amended Plan is contained on the Monitor's website, which is available at http://www.pwc.com/ca/en/car/catalyst-paper-corporation/index.jhtml.

Creditors who have questions about the Amended Plan may contact the Monitor at PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7 (Attention: Patricia Marshall), phone: 604-806-7070 or email: catalystclaims@ca.pwc.com.

General Information

Blake, Cassels & Graydon LLP and Skadden, Arps, Slate, Meagher & Flom LLP are acting as the company's legal counsel and Perella Weinberg Partners is acting as the company's financial advisor with respect to the reorganization. Akin Gump Strauss Hauer & Feld LLP and Fraser Milner Casgrain LLP are acting as counsel to certain of the holders of Senior Secured Notes and Moelis & Company is acting as financial advisor to such noteholders with respect to the reorganization. Goodmans LLP and Kramer Levin LLP are acting as counsel to certain of the holders of Senior Secured Notes and Senior Notes and Houlihan Lokey Capital, Inc. is acting as financial advisor to such noteholders with respect to the reorganization.

This press release is not an offer to sell or the solicitation of an offer to buy the New First Lien Notes or the New Common Shares to be issued in connection with the Amended Plan. Such securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements
Certain matters set forth in this news release, including statements with respect to implementation of the Amended Plan and the benefits to the company of the Amended Plan, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to satisfy the conditions for implementation of the Plan and those risks and uncertainties identified under the heading "Risk Factors" in the Circular and under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the first quarter of 2012, all of which are available at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 20:36e 28-JUN-12